Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the "Partnership") operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service and timber assets in North and South America, Australasia and Europe.

The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership's because they present the financial position and results of our underlying operations in greater detail. Brookfield Asset Management Inc. ("Brookfield") and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

us $ millions, unaudited	June 30, 2010	December 31, 2009	January 1, 2009

Assets
Current assets
Cash and cash equivalents	$10	$58	$9
Accounts receivable and other	29	18	54
Total current assets	39	76	63

Cost accounted investment	—	—	195
Investments in associates (Note 4)	1,668	1,759	877
Property, plant and equipment (Note 5)	201	205	174
Other assets	—	4	12
Deferred taxes	13	13	13
	$1,921	$2,057	$1,334

Liabilities and partnership capital
Current liabilities
Accounts payable and other liabilities	$11	$22	$7

Corporate borrowings (Note 7)	—	—	140
Non-recourse borrowings (Note 8)	110	114	98
Deferred tax liabilities	6	7	10
Preferred shares (Note 9)	20	20	20
Redeemable partnership units (Note 10)	680	713	169

Partnership capital
Retained (deficit) earnings	(35)	(28)	180
Accumulated other comprehensive income	33	113	170
Partnership units (Note 10)	1,096	1,096	540
	$1,921	$2,057	$1,334

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three-month period ended June 30		For the six-month period ended June 30
us $ millions, unaudited	2010	2009	2010	2009

Revenues	$9	$7	$18	$14
Cost of revenues (inclusive of depreciation expense of $2, 2009 - $2)	(4)	(2)	(11)	(5)
Selling, general and administrative expenses	(7)	(2)	(15)	(7)
Dividend income	—	3	—	3
Earnings (losses) from investments in associates	28	—	35	(1)
Profit before under noted	26	6	27	4
Gain on sale of investment	—	106	—	106
Interest expense	(16)	(8)	(31)	(15)
Mark to market gain (loss) adjustment on redeemable partnership units	62	13	33	(17)
Net income before income tax expense	72	117	29	78
Income tax expense	(3)	(34)	(2)	(34)
Net income for the period	$69	$83	$27	$44

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the three-month period ended June 30		For the six-month period ended June 30
us $ millions, unaudited	2010	2009	2010	2009

Net income for the period	$69	$83	$27	$44
Other comprehensive (loss) income
Revaluation	(2)	3	(1)	3
Foreign currency translation	(92)	34	(86)	56
Net gain (loss) on foreign currency hedging items	18	(79)	5	(91)
Deferred taxes	(1)	15	2	16
Other comprehensive (loss) income	(77)	(27)	(80)	(16)
Comprehensive (loss) income	$(8)	$56	$(53)	$28

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

			Reserves			Investments in Associates
us $ millions, unaudited three months ended june 30	Partnership units	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Hedge gains (losses)	Net income changes	Foreign currency translation	Revaluation surplus	Hedge gains (losses)	Total partnership capital
Balance as at March 31, 2010	$1,096	$(153)	$—	$19	$—	$66	$45	$44	$2	$1,119
Net income (loss)	—	41	—	—	—	28	—	—	—	69
Other comprehensive income (loss)	—	—	—	(4)	17	—	(89)	(2)	1	(77)
Partnership distributions	—	(17)	—	—	—	—	—	—	—	(17)
Balance as at June 30, 2010	$1,096	$(129)	$—	$15	$17	$94	$(44)	$42	$3	$1,094

			Reserves			Investments in Associates
us $ millions, unaudited three months ended june 30	Partnership units	Retained earnings	Revaluation surplus	Foreign currency translation	Hedge gains (losses)	Net income changes	Foreign currency translation	Revaluation surplus	Hedge gains (losses)	Total partnership capital
Balance as at March 31, 2009	$533	$46	$—	$—	$65	$89	$22	$87	$7	$849
Net income (loss)	—	83	—	—	—	—	—	—	—	83
Other comprehensive income (loss)	—	—	—	6	(64)	—	28	3	—	(27)
Partnership distributions	—	(6)	—	—	—	—	—	—	—	(6)
Balance as at June 30, 2009	$533	$123	$—	$6	$1	$89	$50	$90	$7	$899

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

			Reserves			Investments in Associates
us $ millions, unaudited six months ended june 30	Partnership units	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Hedge gains (losses)	Net income changes	Foreign currency translation	Revaluation surplus	Hedge gains (losses)	Total partnership capital
Balance as at December 31, 2009	$1,096	$(87)	$—	$16	$2	$59	$42	$43	$10	$1,181
Net income (loss)	—	(8)	—	—	—	35	—	—	—	27
Other comprehensive income (loss)	—	—	—	(1)	15	—	(86)	(1)	(7)	(80)
Partnership distributions	—	(34)	—	—	—	—	—	—	—	(34)
Balance as at June 30, 2010	$1,096	$(129)	$—	$15	$17	$94	$(44)	$42	$3	$1,094

			Reserves			Investments in Associates
us $ millions, unaudited six months ended june 30	Partnership units	Retained earnings	Revaluation surplus	Foreign currency translation	Hedge gains (losses)	Net income changes	Foreign currency translation	Revaluation surplus	Hedge gains (losses)	Total partnership capital
Balance as at January 1, 2009	$540	$90	$—	$—	$70	$90	$—	88	$12	$890
Net income (loss)	—	45	—	—	—	(1)	—	—	—	44
Other comprehensive income (loss)	—	—	—	6	(69)	—	50	2	(5)	(16)
Partnership distributions	—	(12)	—	—	—	—	—	—	—	(12)
Unit repurchases	(7)	—	—	—	—	—	—	—	—	(7)
Balance as at June 30, 2009	$533	$123	$—	$6	$1	$89	$50	$90	$7	$899

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three-month period ended June 30		For the six-month period ended June 30
us $ millions, unaudited	2010	2009	2010	2009
Operating activities
Net income	$69	$83	$27	$44
Adjustments for non-cash items:
(Earnings) losses from investments in associates	(28)	—	(35)	1
Deferred income tax expense	—	(4)	(1)	(4)
Depreciation expense	2	2	4	3
Mark to market (gain) loss adjustment on redeemable partnership units	(62)	(13)	(33)	17
Gain on sale of investment (net of taxes)	—	(68)	—	(68)
Change in non-cash working capital	14	1	25	15
Cash (used in) provided by operating activities	(5)	1	(13)	8

Financing activities
Distributions to unitholders	(17)	(6)	(34)	(12)
Repayments on credit facilities	—	50	—	22
Repurchase of units	—	—	—	(7)
Cash (used in) provided by financing activities	(17)	44	(34)	3

Investment activities
Proceeds on sale of partial interest in Brookfield sponsored infrastructure fund	—	—	21	—
Proceeds on sale of partial interest in direct investment in DBCT	—	—	7	—
Acquisition of additional interest in Brookfield sponsored infrastructure fund	(1)	—	(11)	—
Acquisition of additional interest in PD Ports	(27)	—	(27)	—
Additions to property, plant and equipment	(1)	(2)	(3)	(2)
Proceeds on sale of TBE	—	232	—	232
Net proceeds from hedge settlement	13	(43)	13	(9)
Acquisition of PPP assets	(1)	—	(1)	(3)
Cash (used in) provided by investing activities	(17)	187	(1)	218
Cash and cash equivalents
Change during the period	(39)	232	(48)	229
Balance, beginning of period	49	6	58	9
Balance, end of period	$10	$238	$10	$238

Cash interest paid	$2	$2	$4	$3

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS - UNAUDITED
FOR THE PERIOD FROM JANUARY 1, 2010 TO JUNE 30, 2010

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. ("Brookfield Infrastructure" or the "partnership") was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure consists of interests in utilities, fee for service and timber operations in North and South America, Australasia and Europe.

2.	SUMMARY OF ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and using the accounting policies the partnership expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2010. The accounting policies the partnership expects to adopt in its financial statements as at and for the year ending December 31, 2010 are disclosed in Note 2 of the partnership's interim financial statements as at and for the three months ended March 31, 2010, with which reference should be made to in reading these interim condensed consolidated financial statements.

As these interim condensed consolidated financial statements are prepared using International Financial Reporting Standards ("IFRS"), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the partnership's most recent annual financial statements, prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), were included in the partnership's financial statements as at and for the three months ended March 31, 2010.

These interim condensed consolidated financial statements, should be read in conjunction with the partnership's 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 to these statements and the additional annual disclosures included therein, the partnership's interim condensed consolidated financial statements, as at and for the three months ended March 31, 2010.

These interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on August 3, 2010.

3.	TRANSITION TO IFRS

The partnership has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS, the partnership prepared its financial statements in accordance with U.S. GAAP. The partnership's financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. Accordingly, the partnership will make an unreserved statement of compliance with IFRS beginning with its 2010 annual financial statements. The partnership's transition date is January 1, 2009 (the "transition date") and the partnership has prepared its opening IFRS balance sheet at that date.These financial statements have been prepared in accordance with the accounting policies described in Note 2 of the partnership's interim condensed consolidated financial statements, as at and for the three months ended March 31, 2010.

The partnership will ultimately prepare its opening balance sheet and financial statements for 2009 and 2010 by applying existing IFRS with an effective date of December 31, 2010, or prior. Accordingly, the opening balance sheet and financial statements for December 31, 2010 may differ from these financial statements.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

(a)	Elected Exemptions From Full Retrospective Application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1"), the partnership has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Deemed Cost for Operations Subject to Rate Regulation
The partnership has elected to measure its transmission assets in Great Lakes Power Limited (GLPL), (the "Ontario Transmission" operations) at fair value as at January 1, 2009 or revaluation amounts previously determined under U.S. GAAP and use that amount as deemed cost as at January 1, 2009.

(ii)	Cumulative Translation Differences
The partnership has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries.

(iii)	Business Combinations
The Partnership has elected to apply the business combinations exemption in IFRS 1. Accordingly, it has not restated business combinations that took place prior to the January 1, 2009 IFRS transition date.

(b)	Mandatory Exceptions To Retrospective Application

In preparing these consolidated financial statements in accordance with IFRS 1 the partnership has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge Accounting
Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the partnership's results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

(ii)	Estimates
Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the partnership under U.S. GAAP are consistent with their application under IFRS.

(c)	Operating Units Accounting Policies

(i)	Timberlands
Timberlands include standing timber, property, plant and equipment, land under standing timber and higher and better use lands. Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the balance sheet. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs.The discount rate is based upon a normal timberland owner's weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change.

Property, plant and equipment of the partnership's timberlands operations are carried at cost less accumulated amortization and any impairments. Land of the partnership's timberlands operations which has been determined to have a higher and better use and which is no longer used for the harvest and growth of timber is classified as investment property measured at fair value with changes in fair value recorded in income in the period of change. Land under standing timber is accounted for using the revaluation method.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

(ii)	Investment Properties
The partnership uses the fair value method to account for real estate classified as investment property. A property is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both. Investment property is initially measured at cost including transaction costs.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash out-flows in respect of such current and future leases. The partnership determines fair value using both internal and external valuations.

(iii)	Transmission Infrastructure
Transmission assets are accounted for using the revaluation method.The partnership determines the fair value of its transmission assets as their depreciated replacement cost. Depreciated replacement cost is determined as the current cost of reproduction or replacement of an asset less deductions for physical deterioration and obsolescence. Valuations are performed internally.

Depreciation on transmission facilities is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

years	Useful Lives
Buildings and transmission infrastructure	25 to 40
Machinery and equipment	5 to 35
Other transmission assets	10 to 15

(d)	Reconciliation of Partnership capital as reported under U.S. GAAP and IFRS

The following is a reconciliation of the partnership's capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at the transition date:

millions	Note	Partnership Capital
As reported under U.S. GAAP - December 31, 2008		$731
Differences under IFRS for investments in associates
Agricultural assets	(i)	170
Deemed cost	(ii)	18
Revaluation	(iii)	31
HBU lands (investment property)	(iv)	(26)
Deferred taxes	(v)	(34)
As reported under IFRS - January 1, 2009		$890

The following is a reconciliation of the partnership's capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at June 30, 2009:

millions	Note	Partnership Capital
As reported under U.S. GAAP - June 30, 2009		$721
Differences under IFRS for investments in associates
Agricultural assets	(i)	154
Deemed cost	(ii)	(16)
Revaluation	(iii)	37
HBU lands (investment property)	(iv)	36
Deferred taxes	(v)	(37)
Other		4
As reported under IFRS - June 30, 2009		$899

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

The following is a reconciliation of the partnership's capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at December 31, 2009:

millions	Note	Partnership Capital
As reported under U.S. GAAP - December 31, 2009		$1,089
Differences under IFRS for investments in associates
Agricultural assets	(i)	112
Deemed cost	(ii)	(14)
Revaluation	(iii)	(13)
HBU lands (investment property)	(iv)	34
Deferred taxes	(v)	(35)
Other		8
As reported under IFRS - December 31 ,2009		$1,181

(i)	Agricultural Assets
The partnership's standing timber and other agricultural assets are measured at fair value less estimated point-of-sale costs for IFRS whereas for U.S. GAAP the partnership recorded such assets at historic cost less accumulated depletion, or as inventory. The increase in partnership capital relates to the difference in the fair value, less estimated point-of-sale costs, of the partnership's standing timber and other agricultural assets and their carrying amounts for U.S. GAAP.

(ii)	Fair Value as Deemed Cost
The partnership elected to measure certain items of property, plant and equipment at fair value or revaluation amounts determined previously under U.S. GAAP and use that amount as deemed cost on transition to IFRS. The increase in partnership capital relates to the net difference between the fair value as deemed cost of property, plant and equipment and their carried amounts for U.S. GAAP. The established deemed cost amount will be amortized to income over the useful lives of the assets.

(iii)	Revaluation
Under IFRS the partnership measures power generation and transmission assets at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses whereas for U.S. GAAP the partnership recorded such assets at historic cost less accumulated depreciation. The increase in partnership capital relates to the difference in the fair value of power generation and transmission assets and their carrying amounts for U.S. GAAP.

(iv)	Investment Property
The partnership measures its land used for commercial property purposes and investment property at fair value under IFRS whereas for U.S. GAAP the partnership had recorded such assets at historic cost less any accumulated amortization. The increase in partnership capital relates to the difference in the fair value of investment property and their carrying amounts for U.S. GAAP.

(v)	Deferred Taxes
Deferred taxes are impacted by the change in temporary differences resulting from the effect of the IFRS reconciling items described above.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

(e)	Reconciliation Of Net Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the partnership's net income reported in accordance with U.S. GAAP to its net income in accordance with IFRS for the year ended December 31, 2009 and the three month and six month periods ended June 30, 2009.

millions	Note	Three months ended June 30, 2009	Six months ended June 30, 2009	Year ended December 31, 2009
Net income as reported under U.S. GAAP		$69	$60	$47
Differences increasing (decreasing) reported net income:
Agricultural assets, net of depletion	(i)	5	9	(10)
Revaluation	(ii)	—	—	(10)
Distributions on redeemable partnership units	(iii)	(4)	(8)	(24)
Mark to market gain (loss) adjustment on redeemable partnership units	(iv)	13	(17)	(168)
		14	(16)	(212)
Income (loss) as reported under IFRS		$83	$44	$(165)

(i)	Agricultural Assets
For IFRS the partnership's standing timber and other agricultural assets are measured at fair value less estimated point-of-sale costs, with changes in fair value or point of sale costs recorded in income during the period of change. Under U.S. GAAP the partnership had recorded such assets at historic cost and charged a depletion amount to income based upon harvest levels.

(ii)	Revaluation
Certain property, plant and equipment were recorded at fair value on transition, at values in excess of their recorded amount under U.S. GAAP. Accordingly, these increased carrying values resulted in higher depreciation during the period.

(iii)	Distributions on Redeemable Partnership Units
For IFRS the redeemable partnership units are classified as liabilities and correspondingly, the distributions on these instruments are recorded in income, rather than distributions to unitholders, as they were under U.S.
GAAP.

(iv)	Mark to Market Gain (Loss) Adjustment on Redeemable Partnership Units
For IFRS the redeemable partnership units are classified as liabilities and are marked to fair value, with the change in fair value recorded in income. The redeemable partnership units are measured to fair value as they are redeemable on demand at fair value.

(f)	Reconciliation Of Comprehensive (Loss) Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the partnership's comprehensive income reported in accordance with U.S. GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009 and three month and six month periods ended June 30, 2009.

millions	Note	Three months ended June 30, 2009	Six months ended June 30, 2009	Year ended December 31, 2009
Comprehensive income as reported under U.S. GAAP		$36	$35	$35
Differences increasing (decreasing) reported comprehensive loss:	(i)	14	(16)	(212)
Differences in net income Revaluation	(ii)	6	9	(45)
		20	(7)	(257)
Comprehensive (loss) income as reported under IFRS		$56	$28	$(222)

(i)	Differences in Net Income
Reflects the differences in net income between U.S. GAAP and IFRS as described in 3(e) for the respective period.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

(ii)	Revaluation of Property, Plant and Equipment
The partnership measures power generation and transmission assets at their revalued amount. Revaluations of these assets in excess of their cost base less accumulated depreciation are recorded as a component of shareholders' equity in revaluation surplus.

4.	INVESTMENTS

Investments include associates accounted for under the equity method.

millions
As at January 1, 2009	$877
Acquisitions	928
Share of loss	(31)
Distributions received	(15)
As at December 31, 2009	1,759
Acquisitions	14
Share of loss	(54)
Distributions received	(51)
As at June 30, 2010	$1,668

The following are the partnership's equity accounted investments:

	Ownership Interest		Carried Value
millions	June 30, 2010	Dec 31, 2009	June 30, 2010	Dec 31, 2009
Prime	39.9%	39.9%	$590	$665
Transelec	17.8%	17.8%	227	238
Longview	23.0%	23.0%	264	260
IslandTimberlands	37.5%	37.5%	221	221
Brookfield Sponsored Infrastructure Fund	38.5%	45.5%	100	118
Brookfield SponsoredTimber Fund	9.1%	9.1%	93	92
Direct Interest in DBCT	14.2%	15.5%	65	82
Direct Interest in PD Ports	46.4%	30.9%	77	52
PPP	30-50%	30-50%	31	31
Total			$1,668	$1,759

The following tables present certain summarized financial information in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

millions	Three months ended June 30, 2010	Six months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2009
Gross revenue	$525	$1,041	$147	$292
Costs and expense applicable to gross revenue	(265)	(536)	(65)	(125)
	260	505	82	167
Investment income	(1)	—	5	9
Cash taxes	16	11	(1)	(2)
Interest expense	(104)	(211)	(47)	(91)
Depreciation and amortization	(67)	(140)	(19)	(55)
Deferred taxes and other	(12)	(47)	(29)	(69)
Net income (loss)	$92	$118	$(9)	$(41)

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

	As at
millions	June 30, 2010	December 31, 2009
Current assets	$2,692	$2,927
Non-current assets	12,432	12,699
Total assets	$15,124	$15,626

Current liabilities	$2,668	$2,297
Non-current liabilities	6,228	6,927
Total liabilities	$8,896	$9,224

Certain of our investments are publicly listed entities with active pricing in a liquid market. The publicly listed price of these investments in comparison to the partnership's carrying value is as follows:

	June 30, 2010		December 31, 2009
	Public Price	Carrying value	Public Price	Carrying value
Prime Infrastructure	$387	$590	$521	$665

5.	PROPERTY, PLANT AND EQUIPMENT

The partnership's assets include those of GLPL, ("the Ontario Transmission" operations). Those assets are accounted for under the revaluation method, which requires the assets to be carried at their revalued amounts, being the fair value as of the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. The date of revaluation for these assets was December 31, 2009, and the partnership determined fair value at that date as depreciated replacement cost by considering the current replacement cost of transmission assets and the expected useful lives of existing assets.

The following table presents the changes to the cost basis of the partnership's transmission assets:

millions
Balance at January 1, 2009	$228
Additions	11
Foreign currency translation	37
Balance at December 31, 2009	276
Additions	2
Foreign currency translation	(3)
Balance at June 30, 2010	$275

The following table presents the changes to the accumulated amortization of the partnership:

millions
Balance at January 1, 2009	$(54)
Depreciation expense	(6)
Business combination	(2)
Foreign currency translation	(9)
Balance at December 31, 2009	(71)
Depreciation expense	(4)
Foreign currency translation	1
Balance at June 30, 2010	$(74)

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

6.	SEGMENTED INFORMATION

Brookfield Infrastructure's operating segments are utilities, fee for service and timber. A key measure used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is funds from operations ("FFO"), a measure not defined by IFRS, which enables the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on redeemable partnership units and other non-cash items. The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

	Utilities		Fee for Service		Timber

for the three-month period ended June 30, 2010	Partnership		Partnership		Partnership
us $ millions	100%	Share	100%	Share	100%	Share	Corporate	Total1

Revenues	$214	$77	$304	$126	$94	$31	—
Cost attributed to revenues	(65)	(26)	(203)	(86)	(52)	(17)	(11)
EBITDA	149	51	101	40	42	14	(11)
Other income (expenses)	—	—	1	—	(1)	(1)	1
Interest expense	(49)	(18)	(45)	(18)	(21)	(7)	(2)
Cash taxes	(1)	(1)	12	4	—	—	—
FFO	99	32	69	26	20	6	(12)
Depreciation and amortization	(38)	(14)	(42)	(17)	—	—	—
Fair value adjustments	—	—	—	—	(4)	(2)	—
Unrealized gains (losses) on derivative instruments	1	1	—	—	—	—	(5)
Deferred taxes and other items	(4)	(1)	(16)	(6)	(5)	(1)	—
Mark to market gain (loss) on redeemable partnership units	—	—	—	—	—	—	62
Net income (loss)	$58	$18	$11	$3	$11	$3	$45	$69

	Utilities		Fee for Service		Timber

for the six-month period ended June 30, 2010	Partnership		Partnership		Partnership
us $ millions	100%	Share	100%	Share	100%	Share	Corporate	Total1

Revenues	$405	$150	$668	$250	$174	$54	$—
Cost attributed to revenues	(124)	(51)	(406)	(164)	(104)	(32)	(20)
Other income (expenses)	281	99	262	86	70	22	(20)
Other income (expenses)	—	—	1	—	(2)	1	1
Interest expense	(101)	(39)	(109)	(36)	(42)	(14)	(5)
Cash taxes	(1)	(1)	5	2	(1)	—	—
FFO	179	59	159	52	25	9	(24)
Depreciation and amortization	(78)	(28)	(93)	(34)	—	—	—
Fair value adjustments	—	—	—	—	2	—	—
Unrealized gains (losses) on derivative instruments	(6)	—	—	—	—	—	(4)
Deferred taxes and other items	—	(2)	(18)	(6)	(8)	(3)	(25)
Mark to market loss on redeemable partnership units	—	—	—	—	—	—	33
Net income (loss)	$95	$29	$48	$12	$19	$6	$(20)	$27

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

	Utilities		Timber

for the three-month period ended June 30, 2009	Partnership		Partnership
us $ millions	100%	Share	100%	Share	Corporate	Total1

Revenues	$83	$20	$54	$19	$—
Dividend income	3	3	—	—	—
Cost attributed to revenues	(14)	(4)	(44)	(15)	(2)
EBITDA	72	19	10	4	(2)
Investment and other income	1	1	1	—	—
Other income (expenses)	68	68	—	—	—
Interest expense	(22)	(5)	(20)	(7)	(2)
Cash taxes	—	—	—	—	—
FFO	119	83	(9)	(3)	(4)
Depreciation and amortization	(19)	(4)	—	—	—
Fair value adjustments	—	—	3	1	—
Unrealized gains (losses) on derivative instruments	(36)	(7)	—	—	1
Deferred taxes and other items	(3)	(1)	5	3	1
Mark to market loss on redeemable partnership units	—	—	—	—	13
Net income (loss)	$61	$71	(1)	$1	$11	$83

	Utilities		Timber

for the six-month period ended June 30, 2009	Partnership		Partnership
us $ millions	100%	Share	100%	Share	Corporate	Total1

Revenues	$162	$40	$117	$40	$—
Dividend income	3	3	—	—	—
Cost attributed to revenues	(28)	(8)	(82)	(28)	(6)
EBITDA	137	35	35	12	(6)
Investment and other income	3	1	—	—	—
Other income (expenses)	68	68	—	—	—
Interest expense	(41)	(9)	(40)	(13)	(3)
Cash taxes	—	—	—	—	—
FFO	167	95	(5)	(1)	(9)
Depreciation and amortization	(34)	(8)		—	—
Fair value adjustments	—	—	(33)	(9)	—
Unrealized gains (losses) on derivative instruments	(46)	(9)	—	—	1
Deferred taxes and other items	(13)	(3)	24	6	(2)
Mark to market loss on redeemable partnership units	—	—	—	—	(17)
Net income (loss)	$74	$75	$(14)	$(4)	$(27)	$44

1.
The majority of Brookfield Infrastructure's investments are accounted for using the equity method of accounting in accordance with (note 2). This results in the earnings from these investments being presented in one line on the .Statement of Operations. The above tables presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2010

INTRODUCTION

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Brookfield Infrastructure Partners L.P.'s (the Partnership) most recently issued Form 20-F. Additional information, including the Partnership's Form 20-F, is available on the Partnership's website at www.brookfieldinfrastructure.com, on SEDAR's website at www.sedar.com and on EDGAR's website at www.sec.gov/edgar.shtml.

Business Overview

We own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, fee for service businesses and timber assets in North and South America, Australasia, and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield Asset Management Inc's (Brookfield) best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

Our objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that we operate, measured over the long-term. This return will be generated from the in-place cash flow of our current operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit over time. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, our key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by partnership capital, which measures how effectively we deploy our capital. We also measure the growth of FFO per unit. In addition, we have performance measures for each of our operating platforms that track the key value drivers of each one of these segments. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for growth capital expenditures and general purposes. We currently believe that a payout of 60% to 70% of our FFO is appropriate. In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth.

Basis of Presentation

The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (Brookfield Infrastructure), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership's because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism, can be converted into an equivalent interest in the Partnership.

The unaudited results that are presented in this MD&A reflect the financial position and results of Brookfield Infrastructure's operations for the three-month and six-month periods ended June 30, 2010. Partnership capital includes the redeemable partnership units as they can be converted to an equivalent interest in partnership units through the redemption exchange mechanism. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership as Brookfield Infrastructure units are exchangeable into partnership units on a one-for-one basis.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

For each operating platform - utilities, fee for service and timber - this MD&A outlines Brookfield Infrastructure's proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on Brookfield Infrastructure's overall performance.

The Partnership and Brookfield Infrastructure prepare their financial statements in accordance with International Financial Reporting Standards (GAAP). All figures are provided in U.S. dollars, unless otherwise noted.

OUR OPERATIONS

Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with over 77% of our EBITDA supported by regulated or contractual revenues. While each of our businesses have high barriers to entry and strong competitive positions, we generate cashflows under a number of different revenue frameworks. As a result, we group our businesses into operating platforms based on the similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
	Electricity Transmission	North & South America
	Energy Distribution	Australasia and Europe
	Coal Terminal Operations	Australasia

Fee for service
	Energy Transmission	Primarily North America
	Railroad	Australasia
	Ports	Europe

Timber
	Freehold Timberlands	North America

Our utilities platform is comprised of regulated businesses which earn a return on their asset base as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our fee for service platform provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the price and volume achieved for the provision of these services. Our timber platform is comprised of timberlands that provide essential products for the global economy on a sustainable basis.

OVERVIEW OF PERFORMANCE

In this section we review our performance and financial position for the three and six month periods ended June 30, 2010. Further details on our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on net income as well as funds from operations (FFO) and adjusted funds from operations (AFFO). We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items, and AFFO, as FFO less maintenance capex, as detailed in the Reconciliation Of Non-GAAP Financial Measures section of this MD&A. FFO is a measure of operating performance and AFFO is a measure of long-term sustaining cash flow of our business, which are not calculated in accordance with, and do not have any standardized meaning prescribed by GAAP. FFO and AFFO are therefore unlikely to be comparable to similar measures presented by other issuers. FFO and AFFO have limitations as analytical tools. See the Reconciliation Of Non-GAAP Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable GAAP measure.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

Results of Operations

Our financial statements reflect a mix of consolidated, equity and cost accounting. As a result of our levels of ownership, a significant component of our results of operations are contained within the Earnings from equity accounted investments line in our consolidated income statement. For more detail on the key drivers of our performance, refer to the Operating Platforms section of this MD&A.

The following table summarizes the financial results of Brookfield Infrastructure.

millions, except per unit information, unaudited	Three months ended June 30		Six months ended June 30
Key Metrics	2010	2009	2010	2009
Funds from operations (FFO)1	$52	$8	$96	$17
Per unit FFO 1	0.49	0.21	0.90	0.45
Payout ratio2	56%	125%	61%	125%
Growth of per unit FFO1	133%	(50%)	102%	(52%)
Adjusted funds from operations (AFFO)1,3	42	6	78	13
AFFO yield1,4	9%	2%	9%	2%

Summary Income Statement
Revenues	$9	$7	$18	$14
Earnings from equity accounted investments	28	—	35	(1)
Dividend income	—	3	—	3
Selling, general and administrative expenses	(7)	(2)	(15)	(7)
Interest expense - corporate borrowings5	(1)	(2)	(3)	(5)
Interest expense - non-recourse borrowings	(2)	(2)	(4)	(3)
Gain on sale ofTBE, net	—	68	—	68
Mark-to-market on redeemable partnership units	62	13	33	(17)
Net income	69	83	27	44
Per unit net income6	0.65	2.19	0.25	1.15

millions, unaudited			As at
Summary Balance Sheet			June 30, 2010	December 31, 2009
Cash and cash equivalents			$10	$58
Total assets			1,921	2,057
Partnership capital6			1,774	1,894
Corporate borrowings			—	—
Non-recourse borrowings			110	114
1	Excluding gain on sale of TBE recorded in the prior year.
2	Payout ratio is defined as distributions to unitholders divided by FFO.
3	AFFO is defined as FFO less maintenance capital expenditures.
4	AFFO yield is defined as AFFO divided by average partnership capital, expressed on an annualized basis.
5	Excludes interest paid on redeemable partnership units.
6	Includes redeemable partnership units.

For the three and six month periods ended June 30, 2010, we generated FFO of $52 million and $96 million or FFO per unit of $0.49 and $0.90, respectively. On an average equity base of $1,834 million, this represents an annualized AFFO yield of 9%, driven by strong returns on capital in our utilities and fee for service businesses offset by our timber business. Our FFO per unit increased by 133% over the prior year, excluding a $68 million gain recorded on the sale of TBE in 2009, primarily due to the contribution from assets acquired in the Prime recapitalization. For the three month period, our distribution of $0.275 per unit implied a payout of 56% of our FFO. Excluding a non-recurring tax refund in our fee for service business of $4 million, our FFO payout ratio was 61%, which is in line with our targeted payout ratio of 60% to 70%.

For the three and six month period ended June 30, 2010, we recorded net income of $69 million and $27 million, compared to $83 million and $44 million in the same period of 2009. This decrease in net income is attributable mainly to the sale of TBE, which resulted in a significant one-time gain in 2009. However, this was largely offset by a higher mark-to-market adjustment on redeemable partnership units compared to the prior year, as well as the contribution from the assets acquired in the Prime recapitalization that closed late 2009.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

As at June 30, 2010, we had $1,921 million in assets and $1,774 million in Partnership capital. There were no corporate borrowings at period end. Our consolidated balance sheet at June 30, 2010 reflects $110 million of non-recourse borrowings in our Ontario transmission operations.

ACQUISITIONS AND DIVESTITURES

On June 11, Brookfield Infrastructure acquired Brookfield's remaining 16% interest in our UK port operations, for approximately $27 million.The purchase price represented the original cost of the investment plus a notional interest charge. Following this transaction, our interest in our UK port operations increased to approximately 67%.

Brookfield Infrastructure is a limited partner in a Brookfield-sponsored infrastructure fund that is currently in the fundraising stage. Based on our current expectations, our interests in our Australian coal terminal and UK port operations would be reduced to approximately 40% and 60%, respectively, and we would receive additional proceeds of approximately $40 million which would reflect the original cost of those investments plus a notional interest charge.

We are co-owners of a European-based port operator. Our arrangement is subject to a share equalization scheme based on financial performance in 2013. As a result, our ownership could increase to a maximum of 26% or decrease to a minimum of 14% from the current 24%. We currently expect that our ownership will decrease to a level in the range of 16%.

SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

The following table presents selected income statement and balance sheet information by operating platform on a proportionate basis:

INCOME STATEMENT	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Net income by segment
Utilities	$18	$71	$29	$75
Fee for service	3	—	12	—
Timber	3	1	6	(4)
Corporate and other	45	11	(20)	(27)
Net income	$69	$83	$27	$44

EBITDA by segment
Utilities	$51	$19	$99	$35
Fee for service	40	—	86	—
Timber	14	4	22	12
Corporate and other	(10)	(2)	(19)	(6)
EBITDA	$95	$21	$188	$41

FFO by segment
Utilities	$32	$83	$59	$95
Fee for service	26	—	52	—
Timber	6	(3)	9	(1)
Corporate and other	(12)	(4)	(24)	(9)
Funds from operations (FFO)	$52	$76	$96	$85

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

Balance Sheet

INCOME STATEMENT MILLIONS, UNAUDITED	June 30, 2010	December 31, 2009
Total assets by segment
Utilities	$1,947	$2,088
Fee for service	1,443	1,390
Timber	1,035	1,037
Corporate and other	(35)	(97)
Total assets	$4,390	$4,418

Net debt by segment
Utilities	$1,267	$1,335
Fee for service	964	904
Timber	457	464
Corporate and other	(72)	(179)
Total net debt	$2,616	$2,524

Partnership capital by segment
Utilities	$680	$753
Fee for service	479	486
Timber	578	573
Corporate and other	37	82
Total partnership capital	$1,774	$1,894

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, fee for service and timber.

Utilities Operations

Our utilities platform is comprised of regulated businesses which earn a return on their asset base as well as businesses with long term contracts designed to generate a return on capital over the life of the contract. In this segment, we own and operate assets that earn a return on a regulated or notionally stipulated asset base which we refer to as rate base. The rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base.These competitive advantages often enable us to invest capital at attractive returns. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually 100% of our utility platform's EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will put ourselves in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, our return on rate base, as well as our AFFO yield.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

Our utilities platform is comprised of the following:

Coal Terminal Operations

•	Operate one of the world's largest coal export terminals, located in Queensland, Australia, with 85 mtpa of coal handling capacity

•	Account for 20% of global seaborne metallurgical coal exports and 8% of global seaborne coal exports

Electricity Transmission

•	Operate 8,750 km of transmission lines in North and South America

•	Transmit electricity to 98% of the population of Chile

Energy Distribution

•	Operate 804,000 electricity and natural gas connections

•	One of the largest distributors of energy in New Zealand and one of the largest independent operators of utility connections in the UK

Results of Operations

The following table presents the roll-forward of our rate base and selected key metrics:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Rate base, start of period	$1,939	$519	$1,891	$538
Capital expenditures	20	—	35	1
Inflation and other indexation	9	5	41	(13)
Regulatory depreciation	(12)	(2)	(28)	(4)
Foreign exchange	(140)	9	(123)	9
Rate base, end of period	$1,816	$531	$1,816	$531
Funds from operations (FFO)1	$32	$15	$59	$27
Maintenance capital	(3)	(2)	(5)	(3)
Adjusted funds from operations (AFFO)	$29	$13	$54	$24
Return on Rate base2	11%	12%	11%	12%
AFFO yield3	16%	12%	15%	13%
1	Excludes gain on sale of TBE in 2009.
2	Return on rate base is EBITDA divided by average rate base, expressed on an annualized basis.
3	AFFO yield is AFFO divided by average partnership capital, expressed on an annualized basis.

Our utilities platform generated FFO of $32 million in the three month period ended June 30, 2010, an increase of 113% over the prior year due to the contribution from the assets acquired in the Prime recapitalization which closed in November 2009. After deducting maintenance capital expenditures of $3 million, we generated an AFFO yield of 16% on an average capital base of $712 million. Our AFFO yield for the quarter was driven by strong performances from our coal terminal operations and our electricity transmission business.

The rate base for our utilities platform decreased 6% to $1,816 million during the three month period ended June 30, 2010 due primarily to foreign exchange.The negative impact of foreign exchange was partially offset by growth capital expenditures and inflation indexation. In the quarter, our return on rate base was 11%, a decline from the prior year as a result of the addition of our newly acquired operations which have a slightly lower return on rate base than our electricity transmission business.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

The following table presents our utilities platform's proportionate share of financial results:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Revenue	$77	$20	$150	$40
Costs attributed to revenues	(26)	(4)	(51)	(8)
Dividend income	—	3	—	3
EBITDA	51	19	99	35
Other income	—	1	—	1
Gain on sale of investment (after-tax)1	—	68	—	68
Interest expense	(18)	(5)	(39)	(9)
Cash taxes	(1)	—	(1)	—
Funds from operations (FFO)	32	83	59	95
Depreciation and amortization	(14)	(4)	(28)	(8)
Unrealized losses on derivative instruments	1	(7)	—	(9)
Deferred taxes and other items	(1)	(1)	(2)	(3)
Net income	$18	$71	$29	$75
1	Gain on sale of TBE, net of cash taxes paid.

The following table presents EBITDA and FFO for each operation in this platform:

	EBITDA				FFO
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2010	2009	2010	2009	2010	2009	2010	2009
Coal Terminal Operations
Australasia	$20	$—	$42	$—	$11	$—	$24	$—
ElectricityTransmission
South America	12	11	24	22	10	8	18	16
North America	7	5	13	10	4	3	8	7
Energy Distribution
Australasia	7	—	12	—	4	—	5	—
Europe	5	—	8	—	3	—	4	—
Other	—	3	—	3	—	72	—	72
Total	$51	$19	$99	$35	$32	$83	$59	$95

For the three months ended June 30, 2010, our utilities platform generated EBITDA and FFO of $51 million and $32 million, respectively, compared to $19 million and $83 million in the comparable period of 2009. The reduction in FFO is attributable to the one time gain on the sale ofTBE in the second quarter of 2009. However, this was offset by the contribution from our newly acquired assets.

Our coal terminal operations reported EBITDA and FFO of $20 million and $11 million for the period which were in-line with expectations. For the quarter, our FFO was nominally below the prior quarter due to the impact of non-recurring insurance proceeds.

Our South American transmission operations' EBITDA and FFO for the period were $12 million and $10 million, respectively, versus $11 million and $8 million in the comparable period of 2009. The improved results are primarily a result of the benefit from growth capital expenditures and indexation of revenues resulting from inflation and foreign exchange movements. During the quarter, the earthquake negatively impacted our performance by less than $1 million, which was less than anticipated. For the remainder of the year, we expect a negative impact of $2 million from the earthquake.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts. Depreciation and amortization totalled $14 million for the three months ended June 30, 2010, compared to $4 million in the prior year, with the increase primarily related to our larger asset base.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

Regulatory Update

Our utilities businesses have periodic reviews of their rates by regulators. However, due to the number of jurisdictions in which we operate, we have significant diversity of regulatory risk.

In March 2010, our Australian coal terminal filed a revised Draft Access Undertaking (DAU) with the Queensland Competition Authority (QCA), which had the full support of our customers. The QCA is currently reviewing the revised DAU and will make its final decision prior to December 31, 2010. The DAU effectively maintains the current formula for calculating our regulated weighted average cost of capital (WACC), including maintenance of an equity beta of 1.0. Based on current market conditions, the revised DAU would result in an increase in our WACC to 10.2%: materially in excess of our existing WACC of 8.9%.

In our Ontario transmission business, we executed a settlement that was approved by the regulator, resolving all pending issues. The ROE that was approved by the regulator is 9.85% compared with our current ROE of 8.6%.

Over the past two weeks, our Chilean transmission operations experienced four blackouts, the longest duration of which was approximately 20 minutes. We are working diligently to determine the root cause of the blackouts, and we will establish an independent committee to perform a detailed system evaluation. As a result of the blackouts, we expect that we will be assessed fines. We don't anticipate this amount to be material to us.

Business Development

Within our utility operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility platform, we expect to earn a return on the equity that we invest which is consistent with our existing AFFO yield.

Our capital project backlog is comprised of investments that will increase our rate base. It is defined as projects that have been awarded to us as well as projects that have been filed with the regulator with scheduled expenditures within the next two years, for which we have not invested the capital.

The following table presents the roll-forward of our capital project backlog:

MILLIONS, UNAUDITED
Capital project backlog, start of period	$286
Additional capital projects	(70)
Less capital expenditures	(20)
Foreign exchange and other	(5)
Capital project backlog, end of period	$191

During the quarter, our capital project backlog declined by $95 million due primarily to a reclassification of our backlog in our UK connections business. We have been awarded connections associated with a number of residential developments throughout England. Due to softness in the UK housing market, it is unclear when a number of the developments will be built. We have decided to reduce our backlog to projects that we expect to be built within the next two years.

Our Chilean transmission business is the backbone system in Chile, which uniquely positions us to participate in the build-out of the transmission grid required to support economic growth within the country. During the quarter, we successfully commissioned $9 million of projects, and we invested $11 million of capital in upgrades and expansions of our grid. However, as a result of delays and cancellations of projects, we did not book any material amount of projects in the quarter. As we look at the opportunities in the second half of the year, we are hopeful that we will be able to book our budgeted amount of projects for the year.

Finally, we made progress on the expansion of our Australian coal terminal during the quarter. Our coal terminal serves as the critical link in the export of metallurgical coal from the Bowen Basin, one of the lowest cost resources in the world. Due to the global demand for metallurgical coal, there has been considerable customer demand to expand our facility. Any expansion of our facility greater then 5% will require us to build a facility at an adjacent location. Following quarter end, the Queensland government announced that we were appointed as one of two preferred proponents for the development of a new coal export facility at Dudgeon Point, approximately 4 km north of our current facility. As a result of our ability to leverage our existing infrastructure, we believe we have a substantial cost advantage over a greenfield facility. If successful, we anticipate the expansion will require an investment in excess of $2 billion.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

Fee for Service Operations

Our fee for service platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities.This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission and rail operations, as well as unregulated businesses, such as our ports. Fee for service businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our fee for service platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our fee for services platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our fee for service platform's EBITDA is supported by long-term contractual revenues.

Our objectives for our fee for service platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

Our fee for service platform is comprised of the following:

Energy Transmission

•	Operate 15,500 km of natural gas transmission lines primarily in the U.S.

•	Serve 60% of the Chicago/Northern Indiana natural gas market

•	Operate 7% of U.S. natural gas storage capacity

Rail Operations

•	Operate 5,100 km of tracks

•	Sole provider of rail service in Southwestern Western Australia

Ports Operations

•	Handle 85 mt of goods annually

•	Operate 20 ports across the UK, Europe and China

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

Results of Operations

The following table presents the key metrics of our fee for service platform:

	Three months ended June 30		Six months ended June 30
millions, unaudited	2010	2009	2010	2009
Growth capital expenditures	$3	$—	$6	$—

Revenue growth:
Acquisitions	100%	—	100%	—
Volume	—	—	—	—
Rates	—	—	—	—
	100%	—	100%	—

EBITDA Margin1	32%	—	34%	—

Funds from operations (FFO)	$26	$—	$52	$—
Maintenance capital	(7)	—	(13)	—
Adjusted funds from operations (AFFO)	$19	$—	$39	$—

AFFO yield2	16%	—	16%	—
1	EBITDA margin is EBITDA divided by revenues.
2	AFFO yield is AFFO divided by average partnership capital, expressed on an annualized basis.

Our fee for service platform earned FFO of $26 million in the quarter and $52 million for the half year. After deducting maintenance capital expenditures of $7 million, we generated an AFFO yield of 16% on an average capital base of $480 million during the quarter.

The following table presents our fee for service platform's proportionate share of financial results:

	Three months ended June 30		Six months ended June 30
millions, unaudited	2010	2009	2010	2009
Revenues	$126	$—	$250	$—
Cost attributed to revenues	(86)	—	(164)	—
EBITDA	40	—	86	—
Interest expense	(18)	—	(36)	—
Cash taxes	4	—	2	—
Funds from operations (FFO)	26	—	52	—
Depreciation, depletion and amortization	(17)	—	(34)	—
Deferred taxes and other items	(6)	—	(6)	—
Net income	$3	$—	$12	$—

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

The following table presents EBITDA and FFO for each operation in this operating platform:

	EBITDA				FFO
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2010	2009	2010	2009	2010	2009	2010	2009
EnergyTransmission
North America	$14	$—	$31	$—	$12	$—	$21	$—
Other	3	—	7	—	2	—	5	—
Rail road
Australasia	11	—	22	—	7	—	15	—
Ports
UK	7	—	15	—	3	—	7	—
Europe	5	—	11	—	2	—	4	—
Total	$40	$—	$86	$—	$26	$—	$52	$—

For the second quarter, our North American gas transmission business' performance was below expectation. As a result of significant incremental natural gas production from shale resources in North America as well as the substantial amount of new pipeline capacity that has come on-line, natural gas prices have weakened and locational basis spreads have been reduced. Consequently, we recorded lower prices on sales of retained natural gas and market sensitive transportation contracts. In addition, compressed locational basis spreads negatively impacted system throughput which adversely impacted our performance. For the quarter, these were offset by a non-recurring tax refund of $4 million. For the remainder of the year, our North American gas transmission business will be impacted by soft conditions in the natural gas market as well as the phase-in of our previously announced rate settlement.

Our UK ports operation achieved results that exceeded expectations. We continue to benefit from volume growth in our containerized business which increased by 50% over the first half of last year. In addition, our results were favorably impacted by incremental revenue from new contracts and the repricing of existing contracts in the conservancy segment of our business.

For the quarter, our Australian railroads' results exceeded expectations as a result of strong grain and iron-ore freight volumes. Our results also reflect a lower than normal amount of maintenance expense which will be back-end loaded during the second half of the year. During the quarter, a significant mineral sands customer shut down its operations. However, we anticipate this will be offset by new customer volumes that will begin to ramp up in the second half of the year.

Business and Regulatory Update

Following our investment in Prime, the United States Federal Energy Regulatory Commission (FERC) announced a review of tariffs charged by our North American gas transmission business, NGPL. On July 30, we finalized a settlement agreement with the FERC, subject to a 30 day comment period.The settlement will resolve all issues set for hearing by the FERC rate case. The impact on NGPL is a 45% reduction in retained fuel, an 8% reduction in transportation rates and a 3% reduction in storages rates which will be phased in beginning July of this year and ending July 2011. The settlement will reduce our FFO by approximately $7 million per year once fully implemented. However the stability of our cashflow will increase due to the moratorium on a rate case initiated by customers until 2016, as well as a reduced amount of our cash flow from the sale of retained natural gas.

Business Development

Our fee for service platform strives to increase the throughput of our systems in a capital efficient manner. Due to the economies of scale or the strategic location of our networks, we are often able to earn very attractive returns when we invest capital to serve our customers' growth requirements.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

The following table presents our anticipated growth capital expenditures for our Fee for Service platform:

millions
Australian railroad services	$170
UK port operations	17
Total growth capital expenditures	$187

Our Australian railroad services companies that ship primarily bulk commodities (iron ore, alumina, coal, minerals, and grain) to ports along the west coast of Australia. Due to high costs and inefficiency of road transportation, our rail network often provides the sole economic access to the export market for our customers. With the significant iron-ore mining developments currently underway in Western Australia, we are currently proceeding with two substantial expansion projects. The first is a A$36 million project to serve Mt. Gibson Mining's Extension Hill Project. We are also negotiating with a customer to invest A$160 million to upgrade and expand our mid-west track in support of its 9 mtpu iron-ore project. During the quarter, we ordered long lead time equipment and commenced a feasibility study for the project, both of which will be fully covered by the customer. These expansion projects are scheduled to come on-line in 2011.

In our port operations, our volumes of containerized goods have increased as our customers seek to maximize the seaborne movement of their cargo. Seaborne transportation is increasingly viewed as more efficient and cost effective than other modes of transportation in Europe given poor rail access, heavily congested roads and the increased cost of fuel. In addition, through the reduction of road miles traveled to deliver goods, our customers are able to reduce their carbon footprint, an area receiving increasing attention from local and federal governments. Our UK port has been successful in attracting leading retailers to locate distribution facilities on or near our port. In the first half of 2010, container volumes at our UK port increased by over 50% compared to the first half of 2009. As a result, we are currently operating at capacity. We recently announced the £11 million first phase of an approximate £19 million plan to expand our container facility. The expansion will modernize our operations and increase its capacity from 235,000 to 450,000 TEU's1.

Timber

Our timber platform consists of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high value structural and appearance applications. In addition, our timberlands are uniquely situated near the Pacific coast which provides ready access to export markets. While we benefit from strong export markets, North American market conditions remain the primary driver of our timber operations' results. Our land holdings also include a substantial holding of higher and better use ("HBU") lands, which may have greater value if used for real estate development or other purposes.

The following table presents our proportionate share of selected statistics of our timberlands as at June 30, 2010:

	Three months ended as at June 30
unaudited	2010	2009
Timberlands (000's acres)	419	421
HBU lands (000's acres)	12	12

Long-run sustainable yield (millions m3 per annum)	1.6	1.6
Deferred harvest volume (millions m3)	2.9	2.8

Our timberlands have an estimated merchantable inventory of 29.1 million m3 of timber, which includes a deferred harvest volume of 2.9 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield ("LRSY"). As markets improve, we plan to ramp-up our production to monetize this deferred harvest volume over an approximate 10 year period.

1.	TEU denotes twenty foot equivalent units, the standard "box" size for shipping containers.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

One of the key attributes of our timber platform is its operating flexibility, which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. Based on anticipated market conditions, we plan our annual harvest to produce the products that offer the most attractive margins. Furthermore, we shift product sales between the domestic and export markets to maximize realized prices of our logs, net of transportation costs. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest. Our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

Results of Operations

The following table presents an analysis of the timber platform's key metrics:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2010	2009	2010	2009
Harvest (000's m3)	346	199	652	466
EBITDA margin1	45%	21%	40%	30%

Funds from operation (FFO)	$6	$(3)	$8	$(1)
Maintenance capital	—	—	—	—
Adjusted funds from operations (AFFO)	$6	$(3)	$8	$(1)

AFFO yield2	4%	(2%)	3%	(1%)
1	EBITDA divided by revenue.
2	AFFO divided by average partnership capita!, expressed on an annualized basis.

Our timber platform generated $6 million of: FFO for the quarter, a marked improvement over the prior year. Primarily as a result of improved pricing and increased harvest levels, our EBITDA margin increased to 45% versus 21% in the prior year. For the quarter, our average AFFO yield was 4%. Although a substantial improvement over the prior quarter, our timber platform is not expected to earn a normalized AFFO yield until there is a sustained recovery in log prices that justifies increasing harvest levels of our high-margin Douglas-fir logs.

The following table summarizes our harvest, sales and sales price realizations by species for our timber operations:

	Three months ended June 30, 2010				Three months ended June 30, 2009
UNAUDITED	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	173	199	$91	$18	104	138	$80	$11
Whitewood	97	99	71	7	43	55	55	3
Other species	76	77	65	5	52	61	82	5
	346	375	$80	$30	199	254	$75	$19
HBU and other sales				1				—
Total				$31				$19

	Six months ended June 30, 2010				Six months ended June 30, 2009
UNAUDITED	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	332	345	$87	$30	274	301	$80	$24
Whitewood	180	194	72	13	84	104	58	6
Other species	140	147	67	11	108	127	79	10
	652	686	$79	$54	466	532	$75	$40
HBU and other sales				—				—
Total				$54				$40

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

From a macroeconomic perspective, seasonally adjusted, annualized U.S. housing starts fell 2% from the first quarter of 2010, largely in response to acceleration of housing starts into the first quarter by the looming end of tax credits for first-time home buyers. This level remains at approximately 40% of long-term trend levels. Despite this relatively weak demand from new housing starts, market prices during the second quarter were strong, particularly during April and May. North American domestic sawmills, OSB mills and pulp and paper mills experienced dramatic improvements in selling prices and increased their operating rates supporting strong demand and price increases for timber. Unfortunately, the aggressive supply response by the converting industry resulted in declines in lumber and panel prices of over 30% towards the end of the quarter.

In response to the strong pricing environment in North America, we increased harvest levels of higher margin Douglas-fir and whitewood logs by 66% and 125%, respectively, above the comparable quarter in 2009 when we dramatically reduced our cut. In addition, due to continued strong demand from Asia, primarily for whitewood and to a lesser extent low-grade Douglas-fir, we increased our proportion of timber shipped to off-shore markets. Export volumes represented 49% of shipments in the quarter, compared to 44% in the comparable quarter of 2009. Nonetheless, our harvest levels for the quarter remained below LRSY.

In the second quarter, our average realized price for Douglas-fir increased by 14% over the prior year as sharp price increases in the domestic market were offset by a higher percentage of sales to China which buys a lower grade log. Our average realized price of whitewood increased 29% compared to 2009, reflecting strong prices for shipments to the Korean market as well as a substantial improvement in the domestic market as local sawmill operators were forced to compete with the export market for supply.

The following table presents our timber platform's proportionate share of financial results:

	Three months ended June 30		Six months ended June 30
millions, unaudited	2010	2009	2010	2009
Revenue	$31	$19	$54	$40
Cost attributed to revenues	(17)	(15)	(32)	(28)
EBITDA	14	4	22	12
Other income (expenses)	(1)	—	1	—
Interest expense	(7)	(7)	(14)	(13)
Funds from operations (FFO)	6	(3)	9	(1)
Performance fee	—	1	—	1
Fair value adjustments	(2)	—	—	(9)
Deferred taxes and other items	(1)	3	(3)	5
Net income (loss)	$3	$1	$6	$(4)

For the three and six months ended June 30, 2010, our timber operations' FFO totaled $6 million and $9 million, respectively, well ahead of the prior year when we posted a loss.

For the quarter, our average realized log price increased by 7% over the year prior to $80/m3. Despite the sharp increase in prices for most of our products, our average selling price reflects a higher percentage of lower-grade logs in our product mix. Overall, sales volumes increased by 48% compared with the prior year as we increased harvest to capitalize on the improved price environment. Harvest and delivery costs per unit increased 6% compared to 2009 primarily due to the impact of foreign exchange on our Canadian dollar denominated costs. Costs per unit in local currencies declined on a year-over-year basis reflecting the impact of fixed costs spread over higher harvest volumes and the increased proportion of harvesting rates determined through bid processes.

Our revenue from HBU land and other sales was $1 million for the period compared to $nil for the comparable period of 2009.

For the three month periods ended June 30, 2010 and 2009, fair value adjustments were negative $2 million and $nil, respectively. The change is primarily due to harvest volumes exceeding growth in the current period.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

Outlook

During the quarter, the log price recovery exceeded our expectations given the outlook for the U.S. housing market. While prices late in the first quarter and for most of the second quarter were favorable enough to justify aggressively ramping up our harvest, the softening markets towards the end of the second quarter caused us to begin slowing down production. We continue to carefully monitor log markets to ensure harvest levels are in-line with demand.

The rapid development of the Chinese market is particularly encouraging. Historically, the Chinese market has bought low-grade logs primarily used for packaging. Year-to-date 2010, shipments to China have increased by 27% accounting for 10% of our volume shipped during the quarter. As a result of changes to building codes which are incentivizing the use of lumber, the Chinese market is beginning to buy higher-grade Douglas-fir logs. These sales provided considerable support for prices in the domestic market during the quarter.

Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•	The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;

•	Increasing demand from Asian markets and the rapidly expanding bio-fuel industry; and

•	Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

The following table presents the components of Corporate and other, on a proportionate basis, for the three and six months ended June 30, 2010 and 2009:

	Three months ended June 30		Six months ended June 30
millions, unaudited	2010	2009	2010	2009
General and administrative costs	$(6)	$(1)	$(9)	$(3)
Base management fee	(5)	(1)	(11)	(3)
Other income	1	—	1	—
Financing costs	(2)	(2)	(5)	(3)
Funds from operations (FFO)	(12)	(4)	(24)	(9)
Mark to market gains (losses) on redeemable partnership units	62	13	33	(17)
Interest on redeemable partnership units	(12)	(4)	(24)	(8)
Deferred taxes and other	7	6	(5)	7
Corporate and other	$45	$11	$(20)	$(27)

General and administrative costs were higher in 2010 compared to the prior year primarily as a result of the inclusion of our proportionate share of Prime's corporate general and administrative expenses which were higher than the first quarter due primarily to $2 million of non-recurring transitional items including key employee retention payments.

Pursuant to our Master Services Agreement, we pay a quarterly base management fee to Brookfield based on our market value. This fee increased over the prior year due to the $940 million equity offering that was completed in November of 2009 and the increased trading price of our partnership units.

Financing costs include dividends paid on our preferred shares, interest expense and standby fees on our committed credit facility, less ancillary interest earned on cash balances. These costs exclude non-cash amortization of financing costs of $1 million for the three month period ended June 30, 2010. Financing costs in 2010 were higher than 2009 primarily as a result of inclusion of our proportionate share of interest expense on Prime's corporate debt.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

In accordance with IFRS, our redeemable partnership units are treated as long-term liabilities of the partnership. Accordingly, the partnership records distributions paid on these units as interest expense and also records a mark-to-market adjustment each period end to record these units at fair value, which is based on the volume weighted average price of the units for the last five trading days of the period.

In January 2010, we received a notice for stamp duty assessed in respect of the 2006 acquisition of the railroad. Our share of the assessment is A$19 million. We believe that the assessment is incorrect at law, and we intend to vigorously challenge it. A cash deposit for the full amount was provided to the relevant tax authorities while the matter is pending.

Other Investments

Our other investments include the results from our 30% interest in Hydro Kennebec and our investments in three public private partnerships (PPP's). On a proportionate basis, our other investments earned $1 million of FFO for the period ended June 30, 2010, compared to $nil in 2009, which is included as other income.

The interest in Hydro Kennebec was acquired on March 17, 2010 for $11 million. Unit 1 of this two unit hydro electric generating station is currently being rebuilt, after which preventative maintenance will be performed on Unit 2. We expect to invest an additional $1 million to fund our share of these repairs.

The PPP's differ from our other infrastructure assets, as PPP's have finite concessions of between 25-30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, FFO for our PPP operations include GAAP net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations. These projects are expected to generate stable cash flows from long-term contracts combined with long-term financing arrangements.

We have a commitment to fund our share of the additional equity investment in the Peterborough Hospital project totaling approximately £8 million. We have entered into foreign currency contracts to hedge this amount to approximately $12 million. During the quarter, we funded approximately $1 million.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders.

Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our estimated corporate liquidity as at June 30, 2010 was as follows:

millions, unaudited	As at June 30, 2010
Cash1	$9
Availability under committed credit facility1	400
Estimated corporate liquidity1	$409
1	Brookfield Infrastructure corporate level only.

During the quarter, we increased our credit facility to $400 million from $200 million and extended the term to three years. This senior secured revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. At June 30, 2010, $nil was drawn on this facility. Commitments under the facility will be available on a revolving basis until June 2013. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital.

In addition to our $410 million of corporate liquidity, our share of unremitted cash within our operations at period end was $232 million. This cash will predominantly be used to pay down debt as it matures at Prime and certain operating companies. Prime also has an A$300 million committed credit facility (100% basis).

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

We finance our assets principally at the operating entity level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either the Partnership or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt.

Brookfield Infrastructure has in place foreign currency forward contracts to hedge its cash flows and net investment positions for risk management purposes. At June 30, 2010, we had in place forward contracts, for Australian Dollars and Sterling pounds with a notional value of $98 million and £41 million, respectively. During the quarter, we recorded a realized gain of $13 million and an unrealized gain of $3 million in comprehensive income.

We also strive to ladder our principal repayments over a number of years. On a proportionate basis, scheduled principal repayments as at June 30, 2010 for our borrowings over the next five years are as follows:

	Average Term (years)	2010	2011	2012	2013	2014	Beyond	Total
Recourse borrowings
Corporate borrowings	—	$—	$—	$—	$—	$—	$—	$—
Subsidiary borrowings	2.4	—	—	40	—	—	—	40
Total recourse borrowings	2.4	—	—	40	—	—	—	40

Non-recourse borrowings1, 2
Utilities	6.6	—	317	28	380	53	531	1,309
Fee for service	6.9	92	247	142	145	—	398	1,024
Timber	7.3	—	—	—	136	—	339	475
Total non-recourse borrowings1, 2	6.8	92	564	170	661	53	1,268	2,808
Total borrowings	6.8	$92	$564	$210	$661	$53	$1,268	$2,848
Cash retained in businesses
Utilities								$42
Fee for service								60
Timber								18
Corporate								112
Total cash retained								$232
Net debt
Utilities								$1,267
Fee for service								964
Timber								457
Corporate								(72)
Total net debt								$2,616
1	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2
Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our debt has an average term of 6.8 years. Including non-recourse borrowings, our net debt-to-capitalization ratio as at June 30, 2010 was 60% on a proportionate consolidated basis.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

The following table summarizes our proportionate share of debt allocated to our operating platforms:

	Three Months Ended June 30, 2010			Three Months Ended June 30, 2009
millions, unaudited	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities	$1,362	5.3%	$18	$360	5.5%	$5
Fee for service	1,030	7.0%	18	—	—	—
Timber	475	5.9%	7	475	5.9%	7
Subsidiary corporate borrowings	41	4.9%	1	—	—	—
Corporate borrowings	—	—	—	136	3.0%	1
Total	$2,908	6.1%	$44	$971	5.4%	$13

Our equity strategy is to issue equity in conjunction with future acquisitions. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. In December 2009, we filed shelf registrations to enable us to issue securities in both the U.S. and Canadian markets.

CAPITAL REINVESTMENT

Our financing plan is to fund organic growth capital expenditures with cash flow generated by our operations, cash on hand, as well as debt financing that is sized to maintain our credit profile.To fund large scale development projects and acquisitions, we may need to raise additional equity and debt financing. We will seek to raise this additional equity if we believe that we can earn appropriate risk adjusted returns. During the quarter, we generated $13 million of cash flow available to re-invest in our business and we invested $23 million in growth capital projects. The remainder of growth capital was funded from cash on hand.

The following table highlights the cashflow which was retained in the quarter which is available to be reinvested in our business:

millions, unaudited
Funds from operations (FFO)	$52
Less maintenance capital	(10)
Adjusted funds from operations (AFFO)	42
Distributions	(29)
Funds available for reinvestment	$13

The following table presents the components of growth and maintenance capital expenditures:

	Three months ended June 30		Six months ended June 30
millions, unaudited	2010	2009	2010	2009
Growth capital expenditures by segment
Utilities	$20	$5	$35	$6
Fee for service	3	—	6	—
Timber	—	—	—	—
	$23	$5	$41	$6

Maintenance capital expenditures by segment
Utilities	$3	$2	$5	$3
Fee for service	7	—	13	—
Timber	—	—	—	1
	$10	$2	$18	$4

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

PARTNERSHIP CAPITAL

As at June 30, 2010, the Partnership owned limited partnership units that represented 59% of Brookfield Infrastructure's total outstanding units, and Brookfield owned redeemable partnership units that represented 40% of Brookfield Infrastructure's total outstanding units. The redeemable partnership units, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder's units of Brookfield Infrastructure at the market price for cash. This right is subject to the Partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit presented to Brookfield Infrastructure in exchange for one of its units, subject to certain customary adjustments. Based on the number of the partnership units outstanding as at June 30, 2010, Brookfield's aggregate limited partnership interest in the Partnership would be 40% if Brookfield fully exercised its redemption right and the Partnership fully exercised its right of first refusal.

Brookfield also owns general partnership units that represent 1% of Brookfield Infrastructure's total outstanding units. The general partnership units are entitled to receive incentive distributions which are calculated in increments based on the amount by which quarterly distributions on the limited partnership units of Brookfield Infrastructure exceed specified target levels as set forth in Brookfield Infrastructure's limited partnership agreement.

The total number of Brookfield Infrastructure units outstanding was comprised of the following:

millions, partnership units	June 30, 2010	December 31, 2009
General partnership units	1.1	1.1
Limited partnership units	63.2	63.2
Redeemable partnership units	42.4	42.4
Total	106.7	106.7

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

To measure performance, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•
FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

•	FFO does not include performance fees accrued relating to our Canadian timber operations, which will be required to be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. We compensate for these limitations by relying on our GAAP results and using FFO only supplementally. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership's distribution policy.

When viewed with our GAAP results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back interest expense on the redeemable partnership units and treat these distributions in the same manner as distributions to other unitholders. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands.This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

The following table reconciles FFO to the most directly comparable GAAP measure, which is net income. We urge you to review the GAAP financial measures within the MD&A, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

	Three months ended June 30		Six months ended June 30
us$ millions, unaudited	2010	2009	2010	2009
Net income	$69	$83	$27	$44
Add back or deduct the following:
Depreciation, depletion and amortization	31	4	62	8
Unrealized losses on derivative instruments	4	6	4	8
Performance fees	—	(1)	—	(1)
Fair value adjustments	2	—	—	9
Mark-to-market on redeemable partnership units	(62)	(13)	(33)	17
Interest expense on redeemable partnership units	12	4	24	8
Deferred taxes and other items	(4)	(7)	12	(8)
FFO	$52	$76	$96	$85

The difference between net income and FFO is primarily attributable to depreciation and depletion expense.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as funds from operations (FFO) less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustaining cashflow.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words "believe," "expect," "tend," "seeks," "should," "anticipate," "intend," "objective," "sustain," "enable", "endeavour," "estimate," "likely," "typically," "stable," "enhance," "attempt," "strategy," "pursue," "strive,","vision," "positions," derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as "will", "may", "should," which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to the appreciation of assets over time, operating results and margins for our business and each operation, ability to identify, acquire and integrate new acquisition opportunities, partnering with institutional investors, ability to achieve stated objectives, statements with respect to future acquisitions, future ownership levels in assets held within the Brookfield sponsored infrastructure fund, sustainability of distribution levels, potential impact of the earthquake and blackouts on the Chilean transmission operation, the timing and outcome of regulatory processes, ability to drive operating efficiencies, return on capital expectations for the business, capital expenditure backlog, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt expansions of existing operations, value of higher and better use timber lands, optimization of production and sales, expected timing and outcome with respect to increasing sales in timber and fee for service businesses, expected timber harvest levels, use of unremitted cash, financing plan for organic growth, expected capital appreciation, financial impact of Island Timberlands fee, and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business generally which may impact market demand, we do not have a controlling interest in Prime, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in our renewable resources business, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, acts of God or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by the Partnership with the securities regulators in Canada and the United States, including the Partnership' most recent Annual Report on Form 20-F under the heading "Risk Factors".

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Partnership or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (GAAP), the basis of presentation throughout much of this report differs from GAAP in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable GAAP measure in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

BUSINESS ENVIRONMENT AND RISKS

The Partnership's and Brookfield Infrastructure's financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in the Partnership's most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

Brookfield Infrastructure Partners | 2010 Second Quarter Interim Report